Exhibit 99.1
FOR RELEASE
6:00 A.M. SINGAPORE (SST), SEPTEMBER 7, 2009
Contact:
Chartered Semiconductor Manufacturing:
U.S. Contact: Tiffany Sparks, +1 408 941-1185, tiffanys@charteredsemi.com
Singapore Contact: Evangelina Wee, +65 6339 9110, ewee@kreabgavinanderson.com
U.S. IR Contact: Suresh Kumar, +1 408 941-1110, sureshk@charteredsemi.com
Singapore IR Contact: Li Chuen Lim, +65 6360.4060, lclim@charteredsemi.com
ATIC:
U.S. Contact: Amanda Orr, +1 202 295-8786, amanda.orr@harbourgrp.com
Abu Dhabi Contact: Hanan Harhara +971 50 812 5183, hanan.harhara@atic.ae
ATIC MAKES BID TO ACQUIRE CHARTERED
SINGAPORE — Sept. 7, 2009 — Advanced Technology Investment Company LLC (ATIC) of Abu Dhabi and Chartered Semiconductor Manufacturing (Chartered) of Singapore today announced a definitive agreement whereby ATIC would acquire Chartered, one of the world’s top dedicated semiconductor foundries.
Offer Details
The proposed acquisition will be effected by way of a scheme of arrangement under section 210 of the Companies Act of Singapore, subject to the approval of Chartered shareholders and the sanction of the High Court of Singapore. The transaction is expected to close during the fourth quarter of 2009. Completion of the transaction will be subject to customary conditions, such as regulatory and shareholder approvals. Details can be found in the joint scheme announcement that has been filed with the Singapore Exchange Securities Trading Limited (SGX), as well as in the scheme document to be sent to Chartered shareholders.
Under this scheme of arrangement, each Chartered ordinary share will be acquired by ATIC for a cash consideration of S$2.68 per share. The transaction represents an equity value of approximately S$2.5 billion (US$1.8 billion) and a total value of approximately S$5.6 billion (US$3.9 billion), including debt and convertible redeemable preference shares of approximately S$3.1 billion (US$2.2 billion) as of June 30, 2009. The price represents a premium of 14.2 percent to its 30 trading-day volume weighted average price, 26.8 percent to its 90 trading-day volume weighted average price and 44.2 percent to its 6-month volume weighted average price on the SGX. The estimated amount of consideration for each American Depositary Share (“ADSs”) is US$18.641. The actual amount per ADS that ADS holders will receive will depend on the applicable prevailing exchange rate, less the amount of applicable ADS depositary’s fees, taxes and expenses.
ATIC is a technology investment company wholly owned by the government of Abu Dhabi. This acquisition is its second major investment in the semiconductor industry and follows the company’s March 2009 creation of GLOBALFOUNDRIES, a U.S.-headquartered, leading-edge semiconductor manufacturing company and a joint venture with AMD. The acquisition of Chartered will be made through ATIC International Investment Company LLC, a subsidiary of ATIC. Once the transaction is completed, ATIC will be the sole owner of Chartered.
The transaction will allow ATIC to build on the complementary platforms of Chartered and GLOBALFOUNDRIES, with Chartered’s customer relationships and capabilities in both 8-inch and 12-inch fabrication, and GLOBALFOUNDRIES’ advanced technology expertise, capacity profile and global footprint.
“We believe that by having access to ATIC’s long-term capital and related assets, Chartered has an opportunity to bring its skills, capabilities and leadership to the next level,” said Waleed Al Mokarrab, Chairman of ATIC. “By acquiring Chartered, ATIC is expanding its investments in the semiconductor industry which currently consist of a GLOBALFOUNDRIES leading facility in Dresden, Germany and a new, state-of-the-art facility under construction in upstate New York.”
Pending appropriate board approvals, Doug Grose, chief executive officer of GLOBALFOUNDRIES, would serve as CEO of the combined operations, with Chia Song Hwee, CEO of Chartered, serving as chief operating officer. Chia will also spearhead the integration effort.
“Chartered’s board of directors recognizes the efforts of the management team and employees on the considerable progress they have made,” said Jim Norling, chairman of the board of directors at Chartered. “Given the importance of scale and the need for substantial, continued capital investment, and having carefully assessed all strategic options available to Chartered, we believe this transaction provides Chartered shareholders the opportunity to realize their investment. In addition, it enables Chartered to accelerate its goal of becoming a leading player in the semiconductor industry. We have today appointed Deutsche Bank AG, Singapore Branch as an independent financial advisor to advise shareholders on the fairness of the offer, and we will submit the proposal for a shareholder vote.”
Morgan Stanley Asia (Singapore) Pte. and Citigroup Global Markets Singapore Pte. Ltd. serve as joint financial advisors to Chartered, and each provided a fairness opinion to the board of directors of Chartered in connection with the transaction.
Temasek Holdings, which currently owns approximately 62 percent of Chartered’s shares, also fully supports the acquisition and has signed an irrevocable undertaking to vote in support of the transaction.

[1]	Based on the prevailing exchange rate on Bloomberg of S$1.4378 to US$1.

“Chartered and GLOBALFOUNDRIES will be able to draw on each other’s strengths to enable the next generation of semiconductor innovation, utilizing the value of both companies and the intellectual capital of thousands of skilled employees,” said Ibrahim Ajami, CEO of ATIC. “Chartered and GLOBALFOUNDRIES are well positioned to meet the growing chip demand to come from billions of new mobile phones, cars, televisions, computers and other devices.”
RESPONSIBILITY STATEMENT
The directors of Chartered Semiconductor Manufacturing Ltd (Chartered) (including those who may have delegated detailed supervision of the preparation of this Press Release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Press Release are fair and accurate and no material facts have been omitted from this Press Release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of Chartered has been to ensure through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Press Release.
The directors of both the Advanced Technology Investment Company LLC (ATIC) and ATIC International Investment Company LLC (including those who may have delegated detailed supervision of the preparation of this Press Release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Press Release are fair and accurate and no material facts have been omitted from this Press Release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of ATIC and the directors of ATIC International Investment Company LLC has been to ensure through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Press Release.
Morgan Stanley Asia (Singapore) Pte. and Citigroup Global Markets Singapore Pte. Ltd. serve as joint financial advisors to Chartered and each provided a fairness opinion to the board of directors of Chartered as to the scheme consideration to be paid to the shareholders of Chartered in the transaction, which opinions are based upon the considerations and subject to the qualifications set forth therein.
For more information on the announcement, go to: www.advancedtechnologyic.com and www.charteredsemi.com.
About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTEREDSC), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 40/45 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company owns or has an interest in six fabrication facilities, including a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

About ATIC
The Advanced Technology Investment Company (ATIC) was created in 2008. A technology investment company wholly owned by the Government of Abu Dhabi, ATIC is focused on making significant investments in the advanced technology sector, both locally and internationally. Its mandate is to generate returns that deliver long-term benefits to the Emirate of Abu Dhabi.
ATIC seeks to leverage the unique advantages it enjoys as an investor from the Emirate of Abu Dhabi to identify and realize long-term investment opportunities in the highly competitive and capital-intensive advanced technology sector. These advantages include significant and reliable capital, a patient investment philosophy, and a subsequently long-term investment horizon. For more information about ATIC visit www.advancedtechnologyic.com
Forward-Looking Statement
This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements relating to the future plans of Chartered following the acquisition and the expected benefits from the acquisition. These forward-looking statements are based on risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as we cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. In particular, we cannot assure you that the proposed acquisition of Chartered will be approved by its shareholders, that other conditions precedent to the closing of the transaction will be satisfied or that such acquisition will occur.